

October 6, 2014

Via E-mail
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

      Re: Wal-Mart Stores, Inc.
             Form 10-K for the Fiscal Year Ended January 31, 2014
             Filed March 21, 2014
             Response dated August 25, 2014
             File No. 1-6991

Dear Mr. Holley:

      We have reviewed your response dated August 25, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Walmart International Segment, page 12

1. We note your prior response and your conclusions that a) control design deficiencies exist in your Mexico and China subsidiaries' lease processes related to the determination and application of lease terms, and b) you did not identify any systemic instances of not complying with your other global accounting policies. Further, we note from your Item 9A disclosures that you are implementing material internal control changes on a global scale, i.e. global shared services functions and as disclosed on page 50, have had significant changes in policies, practices, and internal controls related to your compliance programs. Please address the following:

Charles M. Holley, Jr.
Wal-Mart Stores, Inc.
October 6, 2014
Page 2

- Tell us the specific control(s) that were deficient in the lease process. In doing so, tell us whether these deficiencies related to missing controls or inadequately designed controls, and what you have done to remediate the deficiencies.

- Describe what you have identified to be the cause(s) of these control design deficiencies, and tell us how you considered whether it was reasonably possible that such cause(s) could have resulted in non-compliance with other global accounting policies.

- Tell us how you considered the material internal control changes disclosed in Item 9A, the significant changes related to compliance programs disclosed on page 50, and the internal control deficiencies discovered during 2013 in your evaluation of the effectiveness of your control environment.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thomspon

William H. Thompson
Accounting Branch Chief

cc: Steve Whaley, Senior Vice President & Controller